NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

Tuesday, April 4, 2006

Contact:

Investor Relations

(No.2006-04-10)

Phone (604) 684-2181

info@northerncanadian.ca

Northern Canadian Announces Private Placement of 5 Million Units

Vancouver, British Columbia – April 4, 2006 – Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA; Frankfurt Stock Exchange: N4I) (“Northern Canadian” or the “Company”) is pleased to announce a non-brokered private placement of up to 5,000,000 units at a price of $0.50 per unit for gross proceeds of up to $2,500,000.  Each unit will consist of one common share and one-half share purchase warrant of the Company.  Each whole share purchase warrant will entitle the holder, on exercise, to purchase one additional common share of the Company at a price of $0.65 per share at any time until the close of business on the day which is one year from the date of issue of the warrant.

A finder’s fee of 7% will be paid on a portion of the private placement.

Northern Canadian Minerals Inc. (NCA)

Northern Canadian Minerals is a Canadian public company focused on the acquisition, exploration and development of uranium properties world wide.  The Company’s exploration programs are headed by Keith Laskowski (Vice President-Exploration), a geologist with over 28 years of exploration experience.  Keith Laskowski is the Company’s Qualified Person on its exploration projects.  Northern Canadian is also exploring its flagship property, the CBE Project, located 8 km along trend from the Eagle Point uranium mine on the eastern margin of the Athabasca Basin in Saskatchewan.  The Company has the following uranium properties in its portfolio:  two located on the north side of the Athabasca Basin, three in southwest Nevada, three in Wyoming and one in South Dakota.  The Company is also evaluating additional property acquisition opportunities in North America and overseas.

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen K. Varshney ”

Praveen K. Varshney, President

Cathedral Place, Suite 1304–925 West Georgia St.

Vancouver, BC  V6C 3L2  Canada

Phone: (604) 684-2181     Fax: (604) 682-4768

Email: info@northerncanadian.ca   Website: www.northerncanadian.ca